Mail Stop 4561

October 1, 2008

VIA USMAIL and FAX (214) 874-2398

Mr. Phillip A. Reinsch
Executive Vice President and Chief Financial Officer
Capstead Mortgage Corporation
8401 North Central Expressway
Suite 800
Dallas, Texas 75225

> **Re:** **Capstead Mortgage Corporation**
> **Form 10-K as of December 31, 2007**
> **Filed on March 5, 2008**
> **File No. 001-08896**

Dear Mr. Phillip Reinsch:

　　We have reviewed your response letter dated September 2, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Exhibit 13

Financial Statements and Notes

Consolidated Statements of Income, page 6

1.　　Per your response to comment three your long-term investment capital includes unsecured borrowings, perpetual preferred stockholders' equity and common stockholders' equity. We note your disclosure on page 31 indicates that you earn income by investing your long-term investment capital in real estate-related assets, as such it is unclear why you believe this expense is not directly related to your portfolio of investments. In addition, please tell us how your consideration of Article 9 and SAB Topic 11.K. impacts your classification of interest expense.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please file your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief